UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-11840

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE ALLSTATE CORPORATION

2775 SANDERS ROAD STE. E-5

NORTHBROOK, ILLINOIS 60062-6127

The Savings and

Profit Sharing Fund of

Allstate Employees

Financial Statements as of and for the

Years Ended December 31, 2007 and 2006,

Supplemental Schedule as of

December 31, 2007, and

Report of Independent Registered Public Accounting Firm

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2–3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	4–5

Notes to Financial Statements as of and for the Years Ended December 31, 2007 and 2006	6–13

SUPPLEMENTAL SCHEDULE:	14

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2007	15–16

SIGNATURES	17

EXHIBIT INDEX

23 Consent of Independent Registered Public Accounting Firm

NOTE: All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

The Savings and Profit Sharing Fund of Allstate Employees

Northbrook, Illinois

We have audited the accompanying statements of net assets available for benefits of The Savings and Profit Sharing Fund of Allstate Employees (the “Fund”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Fund as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplementary information by fund is the responsibility of the Fund’s management. Such supplemental schedule and supplementary information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Chicago, Illinois
June 19, 2008

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007

(Dollars in thousands)

	Supplementary Information
	Participant- Directed Funds	Allstate Stock Fund	ESOP Company Shares Unallocated	Total
ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$—	$767,764	$423,594	$1,191,358
INVESCO Institutional (N.A.) Inc. Stable Value Fund	471,746			471,746
Funds managed by State Street Global Advisors (SSgA):
SSgA Passive Bond Market Index Securities Lending Fund Series A	197,462			197,462
SSgA Allstate Balanced Securities Lending Fund	559,323			559,323
SSgA S&P 500 Flagship Securities Lending Fund Series A	814,047			814,047
SSgA Daily EAFE Index Securities Lending Fund Series T	444,885			444,885
SSgA Russell 2000 Index Securities Lending Fund Series A	356,725			356,725
Collective short-term investment fund		3,344	190	3,534
Participant notes receivable	93,368			93,368

Total investments	2,937,556	771,108	423,784	4,132,448

Receivables:
Dividends and interest	45	5,524	3,123	8,692
Employer contributions			9,805	9,805
Interfund		126,945		126,945

Total receivables	45	132,469	12,928	145,442

Other assets	1,474			1,474

Total assets	2,939,075	903,577	436,712	4,279,364

LIABILITIES

ESOP loan (Notes 1 and 3)			27,160	27,160
Payables:
Other	593	84		677
Interfund			126,945	126,945

Total liabilities	593	84	154,105	154,782

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,938,482	903,493	282,607	4,124,582
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(3,596)			(3,596)

NET ASSETS AVAILABLE FOR BENEFITS	$2,934,886	$903,493	$282,607	$4,120,986

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$—	$989,670	$651,797	$1,641,467
INVESCO Institutional (N.A.) Inc. Stable Value Fund	433,028			433,028
Funds managed by State Street Global Advisors (SSgA):
SSgA Passive Bond Market Index Securities Lending Fund Series A	162,114			162,114
SSgA Allstate Balanced Securities Lending Fund	549,666			549,666
SSgA S&P 500 Flagship Securities Lending Fund Series A	785,976			785,976
SSgA Daily EAFE Index Securities Lending Fund Series T	354,473			354,473
SSgA Russell 2000 Index Securities Lending Fund Series A	388,445			388,445
Collective short-term investment fund		1,198	308	1,506
Participant notes receivable	92,094			92,094

Total investments	2,765,796	990,868	652,105	4,408,769

Receivables:
Dividends and interest	1,684	5,341	3,549	10,574
Employer contributions		37	8,450	8,487
Employee contributions	21	3		24
Other	287	3,424		3,711
Interfund		129,019		129,019

Total receivables	1,992	137,824	11,999	151,815

Other assets	2,185			2,185

Total assets	2,769,973	1,128,692	664,104	4,562,769

LIABILITIES

ESOP loan (Notes 1 and 3)			40,632	40,632
Payables:
Interest			—	—
Other	2,299	114		2,413
Interfund			129,019	129,019

Total liabilities	2,299	114	169,651	172,064

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,767,674	1,128,578	494,453	4,390,705
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	5,200			5,200

NET ASSETS AVAILABLE FOR BENEFITS	$2,772,874	$1,128,578	$494,453	$4,395,905

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS

Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	$123,742	$(201,916)	$(104,459)	$(182,633)
Interest	27,708	218	382	28,308
Dividends		23,575	12,327	35,902

Net investment income (loss)	151,450	(178,123)	(91,750)	(118,423)

Contributions:
Participants	161,621	20,865		182,486
Employer–ESOP loan debt service			4,550	4,550
Employer–cash matched on participant contributions	2	76	5,255	5,333

Total contributions	161,623	20,941	9,805	192,369

Allocation of company shares–shares matched on participant deposits at fair value		121,673	(121,673)	—

Total additions (reductions)	313,073	(35,509)	(203,618)	73,946

DEDUCTIONS

Benefits paid to participants	252,977	88,444		341,421
Interest expense			2,956	2,956
Administrative expense	3,654	834		4,488

Total deductions	256,631	89,278	2,956	348,865

NET INCREASE (DECREASE)	56,442	(124,787)	(206,574)	(274,919)

INTERFUND TRANSFERS	105,570	(100,298)	(5,272)	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,772,874	1,128,578	494,453	4,395,905

End of year	$2,934,886	$903,493	$282,607	$4,120,986

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS

Net investment income:
Net appreciation in fair value of investments	$287,717	$175,043	$110,518	$573,278
Interest	26,112	245	395	26,752
Dividends		23,044	14,015	37,059

Net investment income	313,829	198,332	124,928	637,089

Contributions:
Participants	159,047	22,521		181,568
AHL Plans merger (Note 9)	32,748			32,748
Employer–ESOP loan debt service			3,200	3,200
Employer–cash matched on participant contributions		32	5,258	5,290

Total contributions	191,795	22,553	8,458	222,806

Allocation of company shares–shares matched on participant deposits at fair value		123,744	(123,744)	—

Total additions	505,624	344,629	9,642	859,895

DEDUCTIONS

Benefits paid to participants	360,802	118,381		479,183
Interest expense			4,015	4,015
Administrative expense	3,598	925		4,523

Total deductions	364,400	119,306	4,015	487,721

NET INCREASE	141,224	225,323	5,627	372,174

INTERFUND TRANSFERS	106,930	(101,660)	(5,270)	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,524,720	1,004,915	494,096	4,023,731

End of year	$2,772,874	$1,128,578	$494,453	$4,395,905

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.              DESCRIPTION OF PLAN

The following description of The Savings and Profit Sharing Fund of Allstate Employees (the Fund), sponsored by The Allstate Corporation, provides only general information. Participants should refer to the plan document for a more complete description of the Fund’s provisions.

General—The Fund covers all full-time and regular part-time employees of subsidiaries of The Allstate Corporation (the Company), with the exception of those employed by the Company’s international subsidiaries and Sterling Collision Centers, Inc. Employees must be at least 18 years of age to participate.

The Fund is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code). The stock bonus portion of the Fund includes a leveraged and a nonleveraged employee stock ownership plan (ESOP) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code. The Fund is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration—The Fund is administered by the Administrative Committee. Investment transactions are authorized by the Fund’s Investment Committee. Members of the Administrative and Investment Committees are appointed by the Profit Sharing Committee. Members of the Profit Sharing Committee are appointed by the Compensation and Succession Committee of the Board of Directors of the Company.

Trustee of the Fund—The Northern Trust Company holds Fund assets as trustee under The Savings and Profit Sharing Fund of Allstate Employees Trust.

Contributions—Each year, employees may contribute up to 50% of eligible annual compensation through a combination of pre-tax and after-tax contributions, subject to Internal Revenue Code limitations. Participants age 50 or older have the option to make additional pre-tax contributions (Catch-Up contributions). Employees may also roll over pre-tax amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes, at its discretion, from 50% to 150% of the first 5% of eligible compensation that a participant contributes on a pre-tax basis to the Fund. All employer contributions are invested in the Allstate Stock Fund. However, participants can transfer all or part of their Company contributions to any investment option within the Fund at any time. The Company’s matching contribution was 142% (100% to participants eligible to receive a management bonus) for the year ended December 31, 2007. The Company’s matching contribution was 150% (100% to participants eligible to receive a management bonus) for the year ended December 31, 2006.

Participant Accounts—Individual accounts are maintained for each Fund participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and investment earnings and losses, and is charged with an allocation of administrative expenses.  Accounts may increase by rollovers and decrease by rollovers and withdrawals.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions and the Company’s contributions plus earnings thereon.

Investment Options—Upon enrollment in the Fund, a participant may direct employee contributions to any or all of the current seven investment options listed below. Participants may change their investment elections at any time.

Allstate Stock Fund (The Allstate Corporation common stock) — Funds are invested in Company common stock with a portion of the fund invested in short-term securities to provide liquidity to process transactions.

Stable Value Fund (INVESCO Institutional (N.A.) Inc. Stable Value Fund) — The fund, managed by INVESCO Institutional (N.A.), Inc. (INVESCO), a registered investment advisor, is a separately managed portfolio that consists of a number of fixed income investments, including: (i) investment contracts issued by a diversified group of insurance companies, banks, and other institutions; and (ii) publicly and privately issued fixed, floating, and variable rate obligations of select entities.

Bond Fund (SSgA Passive Bond Market Index Securities Lending Fund Series A) — The fund, managed by State Street Global Advisors (SSgA), a registered investment company, invests in shares of SSgA Passive Bond Market Index Securities Lending Fund Series A which is a commingled trust that invests in the broad domestic bond market and also in U.S. government and agency, corporate, mortgage-backed, and asset-backed debt securities.

Balanced Fund (SSgA Allstate Balanced Securities Lending Fund) — The fund, managed by SSgA, invests in shares of SSgA Allstate Balanced Securities Lending Fund which is a commingled trust that invests in a diversified portfolio of stocks and debt securities.

S&P 500 Fund (SSgA S&P 500 Flagship Securities Lending Fund Series A) — The fund, managed by SSgA, invests in shares of SSgA S&P 500 Flagship Securities Lending Fund Series A which is a commingled trust that invests in a diversified portfolio of stocks of large, established companies.

International Equity Fund (SSgA Daily EAFE Index Securities Lending Fund Series T) — The fund, managed by SSgA, invests in shares of SSgA Daily EAFE Index Securities Lending Fund Series T which is a commingled trust that invests in a diversified portfolio of stocks in developed markets within Europe, Australia, and the Far East.

Russell 2000 Fund (SSgA Russell 2000 Index Securities Lending Fund Series A) — The fund, managed by SSgA, invests in shares of SSgA Russell 2000 Index Securities Lending Fund Series A which is a commingled trust that invests in a diversified portfolio of stocks that represents the smallest two-thirds of the 3,000 largest U.S. companies.

Risks and Uncertainties—The Fund utilizes various types of investments, including institutional index funds, a stable value fund and common stock. These investments are subject to market risk, the risk that losses will be incurred due to adverse changes in creditworthiness, equity prices and interest rates. It is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Participant Notes Receivable—Participants may borrow from their account balance. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their account value, (ii) 100% of their pre-tax, after-tax, and rollover account balances, or (iii) $50,000. Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the Loan Fund. Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant’s account balance and bear interest at the prime rate in effect as of the last day of the previous calendar quarter for each of the active loans. Principal and interest are paid by participants ratably through payroll deductions.

Employee Stock Ownership Plan—The Company has a leveraged ESOP. The ESOP loan (the ESOP Loan) bears interest at 7.9%.

The borrowing is to be repaid through the year 2019 or earlier if the Company elects to make additional contributions for principal prepayments on the ESOP Loan. As the Fund makes each payment of principal and interest, a proportional percentage of unallocated shares are allocated to eligible employees’ accounts in accordance with applicable regulations under the Code. The Company has made principal prepayments to fund Company contributions.

ESOP shares not yet allocated to participants are held in a suspense account and none of these shares serve as collateral. ESOP shares allocated to participants and other Company shares that were acquired with participant contributions are included in the Allstate Stock Fund and the lender has no rights against these shares.

Payment of Benefits—Upon termination of service, a participant is entitled to a complete withdrawal of his or her account balance. Partial withdrawals are also permitted under the Fund subject to restrictions.

2.              SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Fund’s financial statements are prepared under the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—Fund investments are stated at fair value. Shares of institutional index funds are valued at prices that represent the net asset value of shares held by the Fund at year-end and the fair market value of the underlying investments. Common stock held in the Allstate Stock Fund is valued at market price. Participant notes receivable are valued at cost, which approximates fair value. Financial Accounting Standards Board (FASB) Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amounts at which the instruments could be exchanged in a current transaction between willing parties. The carrying value of all the financial instruments of the Fund is at fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis except for interest on participant notes, which is recorded when received. The difference between cash and accrual basis for interest on participant notes is not material. Dividends are recorded on the ex-dividend date.

Adopted Accounting Standards— In accordance with FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP.

New Accounting Pronouncements— In September 2006, the FASB issued SFAS No. 157, which redefines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. Specifically, SFAS No. 157 establishes a three-level hierarchy for fair value measurements based upon the nature of the inputs to the valuation of an asset or liability. SFAS No. 157 applies where other accounting pronouncements require or permit fair value measurements. Additional disclosures and modifications to current fair value disclosures will be required upon adoption of SFAS No. 157. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February

2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”, which permits the deferral of the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.  The Fund plans to utilize the deferral for non-financial assets and liabilities. The adoption of SFAS No. 157 is not expected to have a material effect on the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

Benefits Paid to Participants and Participant Notes Receivable—Benefits paid to participants and participant notes receivable loans are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Fund, but have not yet been paid were immaterial at December 31, 2007 and 2006, and are included in Other assets on the statements of net assets available for benefits.

3.              ESOP LOAN

The ESOP Loan agreement provides for the loan to be repaid through the year 2019 at an annual interest rate of 7.9%. There are no principal payments required on the loan during the next five years.

The following table presents additional information, at December 31, 2007 and 2006, for the Fund’s investment in The Allstate Corporation common stock held in the Allstate Stock Fund and the ESOP Company Shares Unallocated (dollars in thousands):

	2007		2006
		ESOP		ESOP
	Allstate	Company	Allstate	Company
	Stock	Shares	Stock	Shares
	Fund	Unallocated	Fund	Unallocated

Number of shares	14,699,675	8,110,158	15,199,973	10,010,699

Cost	$299,425	$57,786	$293,368	$71,328

Fair value	$767,764	$423,594	$989,670	$651,797

4.              PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Fund to discontinue its contributions at any time and to terminate the Fund subject to the provisions of ERISA.

5.              TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated November 18, 2003, that the Fund and related trust were designed in accordance with applicable sections of the Code. The plan document has been amended and restated since receiving the determination letter. The Fund’s management believes that the Fund is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Fund’s financial statements.

A filing for an updated Fund determination letter was submitted to the Internal Revenue Service in January, 2007.

6.              INVESTMENTS

The Fund’s investments which exceeded 5% of net assets available for benefits as of December 31, 2007 and 2006, were as follows (dollars in thousands):

	2007	2006

Allstate Stock Fund (The Allstate Corporation common stock) *	$767,764	$989,670
ESOP Company Shares Unallocated	423,594	651,797
Balanced Fund (SSgA Allstate Balanced Securities Lending Fund)	559,323	549,666
S&P 500 Fund (SSgA S&P 500 Flagship Securities Lending Fund Series A)	814,047	785,976
International Equity Fund (SSgA Daily EAFE Index Securities Lending Fund Series T)	444,885	354,473
Russell 2000 Fund (SSgA Russell 2000 Index Securities Lending Fund Series A)	356,725	388,445

* Company contributions are made directly to the Allstate Stock Fund participants may redirect funds immediately.

During 2007 and 2006, the Fund’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows (dollars in thousands):

	2007	2006

Allstate Stock Fund (The Allstate Corporation common stock)	$(201,916)	$175,043
ESOP Company Shares Unallocated	(104,459)	110,518
Bond Fund (SSgA Passive Bond Market Index Securities Lending Fund Series A)	11,943	6,623
Balanced Fund (SSgA Allstate Balanced Securities Lending Fund)	34,541	51,594
S&P 500 Fund (SSgA S&P 500 Flagship Securities Lending Fund Series A)	42,744	107,484
International Equity Fund (SSgA Daily EAFE Index Securities Lending Fund Series T)	40,977	66,154
Russell 2000 Fund (SSgA Russell 2000 Index Securities Lending Fund Series A)	(6,463)	55,862

Total net (depreciation) appreciation in fair value of investments	$(182,633)	$573,278

The Stable Value Fund holdings include investment contracts called synthetic guaranteed investment contracts (GICs) comprised of  underlying investments plus a wrapper contract.  The wrapper contract is issued by a financial institution, and the contract guarantees to provide a specific interest rate to be credited to the contract plus provide for participant liquidity at contract value in certain situations. The difference between the fair value of the fund and the contract value is reported in adjustments from fair value to contract value for fully benefit-responsive investment contracts in the statement of net assets available for benefits. Fair value of the underlying investments is determined using a methodology approved by Fund management based on quoted market prices. Fair market value of the wrapper is estimated by a formula that includes the change in replacement costs for the wrappers obtained from the wrapper providers, and a discount rate (which includes swap yields, duration, and a credit rating adjustment for the wrapper providers).

The Stable Value Fund’s wrapper contracts are benefit-responsive and are thus eligible for contract-value reporting. Funds may be withdrawn pro rata from all the Stable Value Fund’s investment contracts at contract value determined by the respective issuing companies to pay benefits and to make participant-directed transfers to other investment options pursuant to the terms of the Fund after the amounts in the Stable Value Fund’s Short-Term Investment Fund reserve are depleted.

The wrapper contracts are supported by underlying assets which are held in the trust and owned by the Stable Value Fund.  The underlying assets supported in wrapper contracts may include a variety of high quality fixed income investments selected by the fund manager consistent with the Stable Value Fund’s investment guidelines.  High quality, as defined by the Stable Value Fund’s investment guidelines, means the average credit quality of all of the investments backing the Stable Value Fund contracts is AA/Aa or better as measured by S&P or Moody’s credit rating services.  The underlying assets are used to generate the investment returns that are utilized to provide for interest rates credited through the wrapper contracts.

The wrapper contracts are benefit-responsive wrapper contracts in that they provide that participants may execute transactions from the Stable Value Fund according to Fund provisions at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals. The interest rates in wrapper contracts are reset monthly, based on market rates of other similar investments, the current yield of the underlying investments, the spread between the market value and contract value of the investments held by the contract, and the financial duration of the contract investments.  The crediting rate cannot be reset to a level less than 0%. Certain events, such as plan termination, or a plan merger initiated by the plan sponsor, or changes to Fund provisions not approved by the issuers of the Stable Value Fund’s wrapper contracts, may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contracts at less than contract value. Fund Management does not believe that any events that may limit the ability of the Stable Value Fund to transact at contract value are probable.

Changes in market interest rates affect the yield to maturity and the market value of the underlying investments, and thus can have a material impact on the interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also may affect future interest crediting rates.  If market interest rates rise and fair values of underlying contract investments fall, the fair value of underlying contract investments may be less than the corresponding contract value.  This shortfall in fair value will be reflected in future crediting rates by amortizing the effect into the future through an adjustment to interest crediting rates of the wrapper contracts.  Similarly, if market interest rates fall and fair values of underlying investments rise, the fair values of investments held by the wrapper contract may be greater than the corresponding contract value. This excess in fair value will also be reflected in future crediting rates through an amortization process similar to that when there is a fair value shortfall.

	2007	2006
Average yields:
Based on annualized earnings (1)	5.321%	5.144%
Based on interest rate credited to participants (2)	4.835%	5.052%

(1)	Computed by dividing the annualized one-day actual earnings of the investments on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

For synthetic GICs, fair value is equal to the market value of the underlying security plus any accrued income. The crediting interest rates on synthetic GICs held within the Stable Value Fund ranged from 4.62% to 5.37% at December 31, 2007 and 3.57% to 5.35% at December 31, 2006.

There are no reserves against contract value credit risk of the contract issuer or otherwise. The crediting interest rate is based on current market yields, adjusted upward/downward to amortize differences between book and market values of the underlying investments. All contracts have a minimum crediting rate of 0%. The crediting interest rates are reset monthly. The average yield is a weighted average of assets held on the last day of the year. The average yield based on book value at December 31, 2007, was 4.87%. The average yield based on book value at December 31, 2006, was 4.99%.

Investment management fees, recordkeeping fees, and trustee fees along with other administrative expenses charged to the Fund for investments in each of the Fund’s investment options are deducted from income earned on a daily basis and are not separately reflected.  Consequently, fees and expenses are reflected as a reduction of investment return for such investments.

7.              RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts that will be included in the Form 5500 as of December 31, 2007 and amounts per the filed Form 5500 as of December 31, 2006 (dollars in thousands):

	2007	2006
Net assets available for benefits per the financial statements	$4,120,986	$4,395,905
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	3,596	(5,200)
Net assets available for benefits per the Form 5500	$4,124,582	$4,390,705

The following is a reconciliation of net investment income per the financial statements to the amounts that will be included in the Form 5500 for the year ended December 31, 2007 and amounts per the filed Form 5500 for the year ended December 31, 2006 (dollars in thousands):

	2007	2006
Total net investment (loss) income per the financial statements	$(118,423)	$637,089
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	8,796	(5,200)
Total net investment (loss) income per the Form 5500	$(109,627)	$631,889

The Form 5500 for 2007 will be prepared and filed by the Fund in accordance with Internal Revenue Service requirements.

8.              RELATED-PARTY TRANSACTIONS

The Fund invests in The Northern Trust Collective Short Term Investment Fund, managed by The Northern Trust Company, the trustee of the Fund. The Fund is not charged directly for investment management services associated with this fund. The Fund also invests in the common stock of The Allstate Corporation, the Fund’s sponsor, as referenced in the statements of net assets.

9.              PLAN MERGERS

Effective on or about December 18, 2006, the American Heritage Life Insurance Company 401(k) Plan and the Employees’ Profit Sharing Retirement Program of American Heritage Life Insurance Company were merged with the Fund. Total participant balances of $32,748,050 were transferred to the Fund in

December 2006.

******

SUPPLEMENTAL SCHEDULE

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

*	The Allstate Corporation common stock	22,809,833 shares	$357,210,866	$1,191,357,578

	INVESCO Allstate Stable Value Fund:

*	The Northern Trust Collective Short Term Investment Fund No. 22-19589	15,069,151 shares	15,069,151	15,069,151

	IXIS Financial No. 1928-1	68,486,224 shares of IGT MxMgr A+ Int G/C Common Collective Trust	73,434,680	82,591,441
	IXIS Financial Wrapper

	JP Morgan Chase No. AALLSTATE-S	48,732,596 shares of IGT INVESCO Short Term Bond Common Collective Trust	57,451,018	62,417,733
	JP Morgan Chase Wrapper

	Monumental No. MDA-00714TR	56,148,613 shares of IGT INVESCO Short Term Bond Common Collective Trust	67,225,343	71,916,322
	Monumental Wrapper

	Pacific Life Insurance No. G-26930.01.0001	67,930,523 shares of IGT INVESCO Short Term Bond Common Collective Trust	83,305,181	87,006,841
	Pacific Life Insurance Wrapper

	State Street Bank No. 105027	68,480,804 shares of IGT MxMgr A+ Int G/C Common Collective Trust	73,428,903	82,584,905
	State Street Bank Wrapper

	UBS AG No. 5211	57,778,923 shares of IGT MxMgr A+ Core Common Collective Trust	62,715,182	70,159,791
	UBS AG Wrapper

(Continued)

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

	State Street Global Advisors (SSgA):

	SSgA Passive Bond Market Index Securities Lending Fund Series A	10,715,919 shares	$172,743,284	$197,462,234

	SSgA Allstate Balanced Securities Lending Fund	29,196,817 shares	354,424,778	559,323,422

	SSgA S&P 500 Flagship Securities Lending Fund Series A	2,869,292 shares	595,644,175	814,046,691

	SSgA Daily EAFE Index Securities Lending Fund Series T	18,826,340 shares	332,678,275	444,885,243

	SSgA Russell 2000 Index Securities Lending Fund Series A	14,138,936 shares	289,326,092	356,725,343

*	The Northern Trust Collective Short Term Investment Fund No. 22-44460 and No. 22-41639	3,533,668 shares	3,533,668	3,533,668

*	Participant loans	Rates of interest from 4% to 10%
		maturing through 2022	93,368,331	93,368,331

	Total		$2,631,558,927	$4,132,448,694

*	Permitted party in interest.

(Concluded)

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE SAVINGS AND PROFIT SHARING FUND
OF ALLSTATE EMPLOYEES

	By	/s/ John O’Malley
John O’Malley
Plan Administrator

Date: June 25, 2008